NETCO ENERGY INC.

Consolidated Financial Statements

December 31, 2004 and 2003

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Retained Earnings

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Direct Operating Expenses

Schedules of Consolidated General and Administrative Expenses

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

www.ellisfoster.com

AUDITORS’ REPORT

To the Shareholders of

NETCO ENERGY INC.

We have audited the consolidated balance sheets of Netco Energy Inc. as at
December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“ELLIS FOSTER”

April 27, 2005

Chartered Accountants

EF

A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

NETCO ENERGY INC.

Consolidated Balance Sheets
December 31, 2004 and 2003
		2004	2003

ASSETS

Current
Cash and cash equivalents		$3,489,284	$23,194
Accounts receivable		236,241	538,010
Prepaid expenses		65,851	191,525

		3,791,376	752,729

Petroleum and natural gas interests (note 3)		2,697,702	3,774,192

		$6,489,078	$4,526,921

LIABILITIES

Current
Accounts payable and accrued liabilities		$322,668	$206,424

Convertible debentures (note 4)		1,000,000	1,000,000

		1,322,668	1,206,424

SHAREHOLDERS' EQUITY

Share capital (note 5)		12,728,307	10,024,234

Contributed surplus		96,196	3,900

Deficit		(7,658,093)	(6,707,637)

		5,166,410	3,320,497

		$6,489,078	$4,526,921

Approved by the Directors:	"David Finn"	"Chris Schultze"
	David Finn	Chris Schultze

NETCO ENERGY INC.

Consolidated Statements of Operations and Retained Earnings
Years Ended December 31, 2004 and 2003
	2004	2003

Revenue
Petroleum and natural gas interests	$2,787,153	$3,409,365

Royalties	695,086	862,286

	2,092,067	2,547,079

Direct operating expenses (schedule)	1,455,212	2,007,298

Operating income	636,855	539,781

General and administrative expenses (schedule)	603,417	368,756

Income before other items	33,438	171,025

Other items
Writedown of petroleum and natural gas interests	(1,019,435)	-
Interest income	35,541	5,003
Writedown of equipment	-	(1,732)

Net income (loss) for the year	(950,456)	174,296

Deficit, beginning of year	(6,707,637)	(6,881,933)

Deficit, end of year	$(7,658,093)	$(6,707,637)

Earnings per share
- basic	$(0.07)	$0.03
- diluted	$(0.06)	$0.02

Weighted average number of
common shares outstanding:
- basic	14,369,706	6,717,206
- diluted	15,965,974	7,472,068

NETCO ENERGY INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003
	2004	2003

Cash flows from (used in) operating activities
Net income (loss) for the year	$(950,456)	$174,296
Adjustment for items not involving cash:
Accrued interest on debenture	24,292	-
Depletion and amortization	1,077,056	1,526,893
Stock-based compensation	92,296	3,900
Writedown of equipment	-	1,732
Writedown of petroleum and natural gas interests	1,019,435	-

	1,262,623	1,706,821
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	301,769	(117,029)
Decrease in prepaid expenses and deposits	125,674	8,580
Increase in accounts payable and accrued liabilities	116,244	85,709

	1,806,310	1,684,081

Cash flows used in investing activities
Acquisition of petroleum and natural gas interests	(1,020,000)	(3,172,972)

Cash flows from financing activities
Issuance of common shares	1,679,780	389,750
Issuance of convertible debenture	1,000,000	1,000,000

	2,679,780	1,389,750

Increase (decrease) in cash and cash equivalents	3,466,090	(99,141)

Cash and cash equivalents, beginning of year	23,194	122,335

Cash and cash equivalents, end of year	$3,489,284	$23,194

Supplemental Information:
Interest paid in cash	$73,151	$125,049
Income taxes paid in cash	$-	$-
Shares issued for conversion of debentures
and accrued interest	$1,024,293	$-

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

1.

Continued Operations

The Company was incorporated under the laws of the Province of Alberta on May 21, 1993 under the name of Green River Holdings Inc.  On July 28, 2000, the Company changed its name to Netco Energy Inc.  The Company’s principal business activity is the exploration, development and production of petroleum and natural gas reserves located in Canada.

2.

Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary, Green River Petroleum USA Inc., incorporated in the State of Wyoming.  The subsidiary was inactive throughout the year and all inter-company transactions and balances have been eliminated on consolidation.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(c)

Income Taxes

The Company has adopted the provision of CICA Handbook Section 3465, Income Taxes.  Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period.

Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

2.

Significant Accounting Policies   (continued)

(d)

Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs of exploration for and development of, petroleum and natural gas reserves are capitalized.  These costs include lease acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to the exploration.  The carrying value of petroleum and natural gas interests are not intended to report replacement or current market values.

Depletion of exploration and development costs is provided using the unit of production method based on estimated future cash flows on proven petroleum and natural gas reserves.

If the interests are sold or abandoned, the proceeds will be applied against capitalized costs unless such sale significantly impacts the rate of depletion.

Costs associated with unproven reserves are reviewed by management to determine whether or not they have become impaired.  If impairment occurs, the carrying value of the related interest will be reduced to reflect the estimated net realizable value.  The estimate will be based on the then current conditions and it is possible that changes could occur which would adversely affect management’s estimates resulting in further write downs of the carrying value of the interest.

(e)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.  The Company has no cash equivalents as at December 31, 2004 and 2003.

(f)

Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.  Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

2.

Significant Accounting Policies   (continued)

(g)

Property Option Agreements

From time to time, the Company may acquire or dispose of an interest pursuant to the terms of an option agreement.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

(h)

Stock-based Compensation

The Company adopted Section 3870, Stock-Based Compensation and Other Stock-Based Payments using the fair value method for all direct awards of stocks and applies the fair value method.  The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

(i)

Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

(j)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow.  As at December 31, 2004, the Company does not have any asset retirement obligations.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3.

Petroleum and Natural Gas Interests

As at December 31, 2004, the Company’s petroleum and natural gas interests include the following acquisition costs and accumulated depletion:

	Cost	Accumulated Depletion	Total 2004	Total 2003
Petroleum and natural gas interests	$ 5,607,049	$ 2,909,347	$ 2,697,702	$ 3,774,192

(a)

On January 29, 2003, the Company entered into a Farmout agreement with Warrior Energy Inc. (“Warrior”) in which the Company  has the option to pay 100% of the costs to drill, test, cap, complete or abandon one well in the Greencourt area of Alberta in order to earn a 60% working interest in the well and one Section and a 20% working interest in an adjoining Section comprising the Farmin lands.

On December 12, 2003, the Farmout agreement was amended wherein the Company and Warrior agreed to waive the requirement to complete and test the well to earn a 60% interest in the well and one Section in favour of the Company earning a 50% earned working interest in the test well, one Section and a 20% working interest in an adjoining Section comprising the Farmin lands.

On February 19, 2003 the Company entered into a Participation agreement with Warrior in which the Company has the option to pay 40% of the completion costs in two wells in the Morningside area of Alberta, to earn a 40% BPO and 12% APO working interest in the wells and Participation lands.

On April 21, 2003, the Company entered into a Farmin agreement dated April 21, 2003 with Warrior in which the Company has the option to pay  20% of the costs to drill, test, cap, complete or abandon one well in the Niton area of Alberta in order to earn a 12% working interest in the well and Farmin lands.

On January 5, 2004, the Company entered into a Farmout Agreement with Chirripo Resources Inc. (“Chirripo”) in which Chirripo has the right to earn 100% of Netco’s interest in the Greencourt 04-20-60-09W5M well and well spacing unit subject to a 5% overriding royalty in favour of the Company, convertible to a 20% working interest in favour of the Company after payout.  To earn the interest Chirripo must pay for all well completion and development costs through production.

Cumulative costs to date are $1,001,569 (2004 - $933,602).

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3.

Petroleum and Natural Gas Interests (continued)

(b)

On May 1, 2003, the Company entered into a Participation Agreement with Makah Energy Corporation (“Makah”) in which the Company can participate in an undivided 50% interest in joint oil and gas exploration and development activities within an Area of Mutual interest in the Provost area of Alberta.

Cumulative costs to date are $nil (2004 - $207,260).

(c)

On November 26, 2002, the Company entered into a Farmout and Participation Agreement with Mustang Resources Inc. (“Mustang”) in which the Company has the option to pay 60% of the costs to drill to casing point or abandon one well in the Sylvan Lake area of Alberta in order to earn a 30% working interest in the well and Farmout lands.

Cumulative costs to date are $575,367 (2004 - $767,443).

(d)

On November 26, 2002, the Company entered into a Farmout Agreement with Zorin Exploration. (“Zorin”) in which the Company has the option to pay 55.5% of the costs to drill and complete two wells in the Granlea area of Alberta for the right to earn a 27.75% working interest in the wells and Farmout lands.

Cumulative costs to date are $159,055 (2004 - $159,055).

(e)

On October 18, 2001, the Company amended a Farmout Agreement, originally entered into on September 14, 2001 with Result Energy Inc. (“Result”) in which the Company agreed to 100% of the cost to re-enter a test well.

Cumulative costs to date are $685,286 (2004 - $680,971).

(f)

On August 2, 2001 and on September 21, 2001, the Company entered into Farmout Agreements Moxie Exploration Ltd. (“Moxie”) in which the Company has the option to pay 75% of the cost to drill and complete four wells in the Jumpbush area of Alberta, to earn a 37.5% working interest.

On October 10, 2001, the Company entered into a Participation Agreement with Moxie in which the Company has the option to participate in an undivided 50% interest in a test well in the Eyremore area of Alberta.

On January 15, 2003, the Company entered into a Participation Agreement with Moxie in which the Company has the option to pay 70% of the cost to drill and complete three test wells in the West Jumpbush area of Alberta, to earn a 35% working interest in the wells and Farmout lands.

Cumulative costs to date are $3,185,772 (2004 - $2,858,152).

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3.

Petroleum and Natural Gas Interests (continued)

Ownership in petroleum and natural gas interests involve certain inherent risks due to the difficulties in determining the validity of certain interests as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many petroleum and natural gas interests.  The Company has investigated the ownership of its interests and, to the best of its knowledge, they are in good standing.

4.

Convertible Debentures

	2004	2003

Convertible debentures payable, bearing interest at the rate of 15% per annum, payable quarterly, in arrears	$ 1,000,000	$ 1,000,000

(a)

On April 22, 2003, the Company completed a non-brokered private placement with certain investors by issuing 100 debentures at $10,000 per issued debenture of 15% Convertible Debentures for gross proceeds of $1,000,000.  The debentures shall have a term of three years and any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units in the capital of the Company at a price of $0.30 if converted during the first two years of the debenture or at a price of $0.33 if converted during the third year of the debenture.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share if the debenture is converted after the date of issuance and on or before one year following the date of issuance of the debenture; $0.40 per share if the debenture is converted after the first anniversary of the issuance and on or before two years following the date of issuance; and $0.50 per share if the debenture is converted after the second anniversary of the issuance and on or before the due date of the debenture.  As at December 31, 2003, the present value of the convertible debenture was $1,014,617 after applying a discount rate of 15% and accruing interest at 15%.  The Company adopted the residual approach and reported 100% of the debenture as a liability.  The convertible debenture holders exercised their options to convert the principal and accrued interest resulting in the issuance of 3,414,473 common shares and 3,414,473 share purchase warrants.  Each warrant entitles the holder to purchase a further common share at a price of $0.30 per share on or before March 16, 2006.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

4.

Convertible Debentures (continued)

(b)

On July 7, 2004, the Company completed a non-brokered private placement with certain investors of 15% Convertible Debentures for aggregate gross proceeds of up to $1,000,000.  The Debentures shall have a term of three years and carry interest at 15% per annum, payable quarterly, in arrears.  All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units in the capital of the Company at a price of $0.55 if converted during the first two years of the debenture, or at a price of $0.61 if converted during the third year of the debenture.  The Company will grant the debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.  Each debenture unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.55 per  warrant.  The warrants shall expire on the earlier of: (a) the due date of the debenture or (b) two years from the issuance of the warrants upon conversion of the debenture.

(c)

On July 7, 2004, the Company completed a private placement of 2,000,000 flow through units at a price of $0.44 per flow-through unit, for additional gross proceeds of $880,000.  Each flow-through unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each flow-through warrant entitles the holder to purchase one additional common flow-through share at a price of $0.55 per flow-through warrant.  The flow-through warrants shall expire five years from the issuance of the flow-through units.

5.

Share Capital

(a)

Authorized: Unlimited number of common shares without par value

                               Unlimited number of preferred shares without par value.

(b)

Issued:

	2004		2003
	Number of Shares	Amount	Number of Shares	Amount

Common shares:
Balance, beginning of year	8,149,329	$10,024,234	6,461,829	$ 9,634,484
Shares issued for cash:
- private placement	2,000,000	880,000	-	-
- conversion of debentures	3,414,473	1,024,293	-	-
- exercise of stock options	100,000	22,325	187,500	44,750
- exercise of warrants	2,824,849	777,455	1,500,000	345,000
Balance, end of year	16,488,651	$12,728,307	8,149,329	$10,024,234

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

5.

Share Capital   (continued)

(c)

Warrants

As at December 31, 2004 the Company has outstanding share purchase warrants entitling the holders to acquire additional common shares, as follows:

Number of Shares	Exercise Price	Expiry

1,486,100	$0.30	March 16, 2006
103,524	$0.30	March 29, 2006
2,000,000	$0.55	July 7, 2009

3,589,624

(d)

Stock Options

As at December 31, 2004, the Company has outstanding directors’ and employees’ incentive stock options enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
23,500	$0.27	February 20, 2008
210,000	$0.53	January 26, 2009
100,000	$0.60	March 2, 2009
70,000	$0.52	June 17, 2009
403,500

During the year, the Company granted 390,000 stock options to employees and directors with an exercise price of $0.52 to $0.60 per share.  For the year ended December 31, 2004, the Company recorded stock-based compensation expense totalling $92,296 (2003 - $3,900).

 A summary of the stock option activity for the current year is as follows:

	2004		2003
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	123,500	$ 0.23	331,000	$ 0.25
Granted	390,000	0.55	30,000	0.27
Exercised	(100,000)	0.23	(187,500)	0.24
Forfeited / Cancelled	(10,000)	0.55	(50,000)	0.33

Balance, end of year	403,500	$ 0.53	123,500	$ 0.23

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

5.

Share Capital   (continued)

(d)

Stock Options (continued)

The weighted average fair value of stock options granted during the year ended December 31, 2003 was $0.27 per share.

Range of Exercise Prices	Number Outstanding	Number Exercisable	Average Remaining Contractual Life (year)	Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Exercisable Option

$0.27 - $0.60	403,500	403,500	3.10	$0.53	$0.53

The Company’s Board of Directors approved the adoption of a stock incentive plan (the “2002 Stock Option Plan”) dated June 27, 2002 in accordance with the policies of the TSX Venture Exchange.  The Board of Directors is authorized to grant options to directors, officers, consultants or employees.  The exercise price of options granted under the 2002 Stock Option Plan shall be as determined by the Board of Directors when such options are granted, subject to any limitations imposed by any relevant stock exchange or regulatory authority.  The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant.  Any options granted under the 2002 Stock Option Plan shall vest in the Optionee as follows:  33.33% six months from date of grant, 33.33% twelve months from date of grant and the remaining 33.33% eighteen months from the date of grant.

6.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

7.

Related Party Transactions

The aggregate amount of expenditures made to parties not at arm’s length to the Company include:

	2004	2003

Management fees paid to a former director	$ -	$ 50,000
Administrative and consulting fees paid to directors	$ -	$ 29,000
Consulting fees paid to a director of the Company	$ 12,618	$ -
Administrative and consulting fees paid to a company owned by a former director	$ 108,000	$ 29,000
Interest paid on convertible debentures held by shareholders of the Company	$ 73,150	$ -

The convertible debentures (note 4) issued are held by certain shareholders of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

8.

Income Taxes

The components of the Company’s future tax assets and liabilities are as follows:

	2004	2003

Future tax assets (liabilities):
Timing difference re: petroleum and natural gas interests	$ 720,000	340,000

Valuation allowance	(720,000)	(340,000)

Net future tax assets	$ -	$ -

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

8.

Income Taxes (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.  A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

The Company’s unused Canadian exploration and development expenses, totalling approximately $4,500,000, are available to reduce Canadian taxable income earned in future years.  These unused expenses can be carried forward indefinitely.

A reconciliation of the statutory tax rate to the average effective rate for the Company is as follows:

	2004	2003
	%	%

Statutory income tax rate	36	40
Resource deductions utilized	(36)	(40)
Average effective tax rate	-	-

9.

Subsequent Events

On January 27, 2005, the Company announced it had entered into a farm-in agreement with Nation Energy Inc. (“Nation”) to earn 60% of Nation’s interest in two sections of land in the Bolton area of Alberta.  Under the terms of the agreement, the Company will pay 100% of Nation’s costs relating to Nation’s 15% working interest in the drilling and development of an exploratory well.  The Company will earn 9% interest, after payout.

NETCO ENERGY INC.

Schedules of Consolidated Direct Operating Expenses
Years Ended December 31, 2004 and 2003
	2004	2003

Amortization	$-	$821
Depletion	1,077,056	1,526,072
Miscellaneous (recovered)	(1,266)	9,061
Production expenses:
Mustang	3,583	24
Zorin	512	10,828
Makah	15,091	114,954
Result	110,667	3,558
Moxie	206,234	316,137
Warrior	43,335	25,843

	$1,455,212	$2,007,298

Schedules of Consolidated General and Administrative Expenses
Years Ended December 31, 2004 and 2003
	2004	2003

Insurance	$18,816	$24,445
Interest	98,125	125,417
Investor relations	69,654	-
Management fees	-	62,000
Office and general	157,591	71,983
Professional fees	135,914	64,125
Stock-based compensation	92,296	3,900
Transfer agent and filing fees	31,021	16,886

	$603,417	$368,756